Exhibit 99.1

CODE OF BUSINESS
CONDUCT AND ETHICS

Updated November 3, 2021

Table of Contents

STATEMENT FROM OUR BOARD CHAIR	3
Our Values	4
Safety	4
Accountability	4
Respect	4
Integrity	4
Excellence	4
Introduction	5
Accountability for Compliance with the Code	5
To Whom Does This Code of Business Conduct and Ethics Apply?	6
We Insist on Honest and Ethical Conduct	6
Honest and Ethical Conduct	7
Conflicts of Interest; Corporate Opportunities	8
Working Hours and Activities Outside of Employment with Great Panther	9
Confidentiality and Corporate Assets	9
Confidentiality	9
Corporate Assets	10
Use of Email, Internet and Other Systems	10
Health, Safety & Substance Abuse	11
Environment & Communities	11
Employment Practices, Human Rights and Harassment	12
We Provide Full, Fair, Accurate, Timely and Understandable Disclosure	12
Management Can Not Override Controls	13
We Comply with all Laws, Rules and Regulations	14
Bribery and Corrupt Practices	14
Political Activities	15
General Compliance and Commitments	16
Insider Trading or Tipping	16
Reporting and Effect of Violations	17
Administration	17
Reporting Violations and Questions	17
Reporting Contacts	19
Whistleblower Protection	19
Investigations	20
Consequences of a Violation	20
Waivers and Amendments	20

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STATEMENT FROM OUR BOARD CHAIR

At Great Panther Mining Limited (“Great Panther”), we commit to the highest standards of legal and ethical business conduct while we work on advancing our mission to grow as a gold and silver producer in the Americas, safely, sustainably, and profitably, for the benefit of our investors, employees and communities.

In this regard, and to promote a culture of ethical and legally compliant performance, we have adopted a Code of Business Conduct and Ethics (the “Code”) that addresses our position on a number of issues, including conflicts of interest, corruption, use of Great Panther’s assets and harassment in the workplace, among others.

The Code provides a framework and sets the requirements to implement our corporate policies and guidelines. It is an instrument to help us align our business conduct and practices with our Great Panther values. It is intended to function together with other policies of Great Panther, including the Anti-Corruption Policy, the Human Rights Policy and the Respectful Workplace Policy, which set forth further rules and guidance in specific areas.

We are committed to ensuring that everyone returns home safely every day, and that our assets are operated in a safe manner. The continual improvement of safety practices in our mining operations and communities is a priority as is our emphasis on ethical business practices and social performance, and our commitment to positively impact all our stakeholders.

We expect all independent directors, officers, employees, contractors, and consultants to conduct themselves responsibly following the principles defined in our Code. All relationships with our neighbours, suppliers, governments, customers, and other stakeholders shall be honest and respectful, conducted with integrity, and with due regard for the protection of the interests involved. We have high expectations for your performance on the job and for your ability to conduct your responsibilities adhering to our Code. We strongly believe that acting ethically and with integrity is the path to continue working towards our efforts of becoming a leading intermediate gold and silver producer.

If you have any concerns about our Code, including a perceived breach, or any other related policies, you must discuss these with your supervisor or a colleague in Human Resources. Alternatively, you can communicate your concerns confidentially through our ethics reporting channels, including the Whistle

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Blower Policy, for which you will find contact information throughout this document and that are always available to you.

Thank you for your continued support of compliance and ethics at Great Panther and for taking responsibility for living our values.

David Garofalo Board Chair

Our Values

Our values are the cornerstone of our activities and will guide our behaviours and actions, every day, everywhere.

Safety

Safety is our priority, before we act, in every job, every day. We prevent harm by looking out for one another, our communities and the environment because life matters most.

Accountability

We own our responsibilities and deliver on our commitments. We own up to mistakes, correct the path and learn how to do better. We insist on accountability from our employees, vendors and partners and lead by example.

Respect

We are considerate of others, their ideas and beliefs as we listen and communicate directly and openly. We value diversity and respect the dignity of our stakeholders because what we do has an impact on many people’s lives.

Integrity

We conduct ourselves with honesty in everything we do to build and maintain trust and good relationships with all our stakeholders.

Excellence

We take pride in our work, deliver our best, and strive for continuous improvement and innovative thinking. We aim to consistently exceed our goals and the expectations of our stakeholders and each other.

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Introduction

Legal and ethical conduct is a cornerstone of Great Panther’s values. Our Code of Business Conduct and Ethics is fundamental to our culture of performance with integrity. The objective of this Code is to promote integrity, deter wrongdoing and summarize the legal, ethical and regulatory standards that everyone in Great Panther must follow. To help our Board of Directors (“Directors” or individually, “Director”), officers, employees, and contractors understand what is expected of them and to carry out their responsibilities, this Code has been created is and periodically reviewed. Additionally, the Audit Committee Chair, who is an independent Director, serves as the Business Ethics Officer and is therefore accountable for assisting the the Board in developing and supervising the ethics of the Company. The Business Ethics Officer also provides leadership and expert advice to ensure the development, explanation and execution of ethics and the observance of the policies and programs of the Company.

This Code is not intended to be a comprehensive guide to all our policies or to all our responsibilities under appropriate laws or regulations. Think of this Code as a standard, or a minimum requirement, that must always be followed. If you have any questions about anything in the Code or appropriate actions in light of the Code, contact your supervisor, a Human Resources representative, the Business Ethics Officer or the Chief Financial Officer.

It is expected that each of our Directors, officers, and employees will read and become familiar with the ethical standards described in this Code and will affirm his or her agreement to adhere to these standards by annually signing the Compliance Certificate. We strive to do what is right and at times this means holding ourselves to higher standards than those required by law. Violations of the law, our corporate policies or this Code, particularly when wilful or knowing, may lead to disciplinary action, including dismissal.

Accountability for Compliance with the Code

Each of the Company’s Directors, officers, and employees is expected to:

Understand. The Company expects you to understand this Code, the requirements and responsibilities of your position and the laws, rules, and regulations relevant to carrying out your responsibilities on behalf of the Company.

Comply. The Company expects you to comply with this Code, Company policies, and all applicable laws, rules, and regulations.

Report Violations. The Company expects you to report any actual or perceived violations of this Code, not adequately attended to by responsible management, in a timely manner. These should be reported whether or not these are directly witnessed, or you become aware of them through secondhand accounts.

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Be Accountable. The Company holds you accountable for complying with this Code. Directors are accountable for monitoring compliance with the Code.

To Whom Does This Code of Business Conduct and Ethics Apply?

This Code of Business Conduct and Ethics applies to every Director, officer, and employee of Great Panther Mining Limited and all its subsidiaries (collectively “Great Panther”) in all countries in which Great Panther conducts business. Compliance with this Code and high standards of business conduct is mandatory for every Great Panther Director, officer and employee worldwide. We see our contractors, consultants, vendors and any third-party conducting work or acting on Great Panther’s behalf as an extension of the Company, and because of that, we place on them the same compliance expectations as we do on our own employees. Those engaging contractors or anyone to represent Great Panther or acting on behalf of Great Panther, must seek the agreement of the contractor or agent to abide by all applicable aspects of this Code as part of their terms of service.

We Insist on Honest and Ethical Conduct

We place the highest possible value on the integrity of our Directors, our officers and our employees and demand a high level of integrity in all our dealings. We insist on not only ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Under Great Panther's ethical standards, Directors, officers, and employees share certain responsibilities. It is your responsibility to:

•	become familiar with, and conduct Great Panther's business in compliance with applicable laws, rules and regulations, and this Code;
•	treat all Great Panther employees, customers, vendors, business partners, and community members in an honest, respectful, and fair manner;
•	avoid situations where your personal interests are, or appear to be, in conflict with Great Panther's interests;
•	diligently and to the best of your abilities perform the duties and exercise the responsibilities assigned to you and devote your full time and attention to your work responsibilities during working hours. It is noted that members of the Board of Directors are not full-time employees and do not have defined working hours per se, but have oversight and governance responsibilities and are required to execute their fiduciary duties as directors;
•	safeguard and properly use Great Panther's proprietary and confidential information, assets and resources, as well as those of Great Panther's customers and business partners; and,
•	inform and educate your business partners and service providers about the Code, our expectations, and their responsibilities.
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Honest and Ethical Conduct

Directors, officers, and employees are required to deal honestly and fairly with our business partners, competitors and other third parties. In our dealings with these parties, we:

•	prohibit the making or offering of bribes, kickbacks or any other forms of improper payment, directly or indirectly, to any representative of a government, business partner or other third party in order to obtain or grant a contract, or to receive other commercial benefit or government action (for more information, see the Company’s Anti-Corruption Policy);
•	prohibit soliciting or accepting any bribe, kickback or any other form of improper payment from anyone;
•	comply with procurement policies or practices which safeguard the Company’s assets and ensure that the Company is obtaining the best value from its vendors and partners and that its best interests are protected while complying with all applicable procurement laws, regulations and trade agreements;
•	limit the giving or acceptance of gifts, hospitality or other benefits associated with work duties and responsibilities, to those which are within the bounds of propriety, a normal expression of courtesy, or within the normal standards of hospitality, and would not bring suspicion on the recipient’s objectivity and impartiality or compromise the integrity of the Company. A notional value of US$100 should be applied in determining what is acceptable to give or to accept; provided that no gifts may be given to public officially unless they are pre-approved by the Company’s Anti-Bribery Compliance Officer pursuant to the Anti-Bribery Policy. Gifts in the form of cash or cash equivalent, in any amount, may not be accepted or given. Any involvement in such activities by an employee is cause for disciplinary action including dismissal. Examples of acceptable gifts or benefits include occasional meals or occasional invitations to sporting events, in the case of business entertainment only (but such gifts must not be given to public officials unless they are pre-approved by the Company’s Anti-Bribery Compliance Officer pursuant to the Anti-Bribery Policy). If the value of entertainment is likely to exceed $100, the entertainment may nonetheless be acceptable if it is in the ordinary course of business and will not influence or compromise any purchasing or business decisions. If in doubt, as to what is considered acceptable, seek guidance from your supervisor and your local Human Resources team prior to accepting or extending an invitation. It is not acceptable to accept items of excessive value such as paid excursions or travel.
•	limit marketing and entertainment, travel, and other discretionary expenditures to those that are reasonable, necessary, prudent, job-related, beneficial to the Company and consistent with our policies;
•	require clear and precise communication in our contracts, our advertising, our literature and our other public statements and seek to eliminate misstatements of facts or misleading impressions;
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•	protect all proprietary data and confidential information of the Company or provided to us by third parties whether or not there is an agreement governing confidentiality; and
•	prohibit taking unfair advantage of our business partners or other third parties, through inaccurate billing, manipulation, concealment, abuse of privileged information or any other unfair-dealing practice.

Conflicts of Interest; Corporate Opportunities

Our Directors, officers and employees should not be involved in any activity that creates an actual conflict of interest or gives the appearance of a perceived conflict of interest. An actual conflict of interest occurs when a Director, officer or employee places or finds himself or herself in a position where his or her personal interests conflict with the interests of Great Panther or its stakeholders, or have an adverse effect on the Director, officer or employee's motivation or the proper performance of his or her job. A perceived conflict of interest occurs when a Director, officer or employee places or finds himself or herself in a position where it could appear, to a reasonable person, that his or her personal interests are in conflict with the interests of Great Panther or its stakeholders, or have an adverse effect on the Director, officer or employee’s motivation or the proper performance of his or her job. Directors, officers and employees must immediately notify their supervisor, a Human Resources representative, or the Business Ethics Officer of the existence of any actual, perceived or potential conflict of interest.

Directors, officers, or employees shall not:

•	have any financial interest, including significant stock ownership, which means 10% or more of the common stock, in any entity with which we do business (in other words, a supplier of products or services to Great Panther) or with which the Company competes;
•	seek or accept any personal loans, services, or benefits from any entity with which we do business, except from financial institutions or service providers offering similar loans or services to third parties and on terms which are the same as those given to other third parties;
•	be a consultant to, or a Director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the Director’s, officer's or employee's responsibilities to Great Panther;
•	compete with Great Panther for the purchase or sale of property, services or other interests or take personal advantage of an opportunity in which Great Panther has an interest;
•	accept any personal loan or guarantee of obligations from Great Panther, except to the extent such arrangements are legally permissible and approved by the Business Ethics Officer and one other independent Director; or
•	conduct business on behalf of Great Panther with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives without the appropriate approval from an officer.
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The hiring of anyone related to an employee of the Company requires the approval of at least two officers, or two independent Directors in the case of a hiring of a relative of an officer.

Should a senior or professional employee want to conduct work for another mining company, the employee must advise the Business Ethics Officer and receive his or her permission prior to starting work with the other mining company.

Should an employee want to conduct work for another company, which could lead to an actual, perceived or potential conflict of interest, the employee must advise his or her supervisor and receive appropriate permission from an officer prior to starting work with the other company. In the case of a Director or officer, approval must be obtained from the Business Ethics Officer and at least one other independent director.

Working Hours and Activities Outside of Employment with Great Panther

Employees, excluding Directors, are required to devote their full time and attention to work activities as per the hours specified in their employment contracts, whether they are in the office or working from home under a work-from-home arrangement or program (related to Covid-19 or otherwise) that has been approved by Great Panther’s human resources department. Employees other than officers and senior managers are free to take on employment and engage in business ventures, or other activities, but only outside their working hours. In addition, employees must avoid outside employment, businesses and other activities which would impair their effective performance as employees of Great Panther, either due to excessive demands on their time or because such employment, businesses and other activities may be contrary to their obligations to Great Panther or which have an adverse impact on the reputation of Great Panther. Employees must obtain approval before engaging in employment outside of Great Panther, and for any time taken from regular work schedules.

Confidentiality and Corporate Assets

Confidentiality

Our Directors, officers and employees are entrusted with our confidential information and with the confidential information of our business partners. This information may include:

•	technical or scientific information about current and future projects;
•	business or marketing plans or projections;
•	earnings and other internal financial data;
•	personnel information;
•	supply and customer lists;
•	other non-public information that, if disclosed, might be of use to our competitors, or harmful to our business partners; and
•	business affairs of Great Panther that have not already been made available to the public.
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This information is our property or the property of our business partners and in many cases was developed at great expense. Our Directors, officers and employees shall:

•	not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends;
•	use confidential information only for our legitimate business purposes and not for personal gain; and
•	not disclose confidential information to third parties, other than as required for Great Panther business.

Corporate Assets

Our Company’s assets are intended to be used only to advance our Company’s business purposes and goals. Company assets should be safeguarded and used for Company business only, except for limited personal use that does not interfere with our Company’s business and is otherwise in compliance with all applicable Company policies. This includes protection of our Company’s physical assets, such as office facilities, furniture, equipment (including vehicles) and supplies, information systems and other technology assets, intellectual property rights and confidential information.

Our assets, including financial assets, physical assets, intellectual property and confidential information, must be secured and protected in order to preserve their value. We are all personally responsible for safeguarding and using our Company’s assets appropriately.

Use of Email, Internet and Other Systems

For business purposes, officers and employees are provided telephones, tablets, mobile devices, computers and software, including network access to computing systems such as the Internet and email, to improve personal productivity and to efficiently manage proprietary information in a secure and reliable manner. Personal use of Great Panther’s computers and software, e-mail, telephones, mobile devices, Internet and other electronic systems, must be limited to reasonable use. This means that personal use must not interfere with the proper performance of job duties and should not incur additional costs to the Company. Usage of these assets must also follow other provisions of this Code and other Company policies.

All information created or shared on the Company’s computer network may be monitored and is subject to being reviewed without notice for legitimate business purposes. You should not send or receive messages that you wish to keep private using these resources.

Think of electronic communications as an extension of your workplace. Do not access, send, or download any content that could be insulting or offensive to another person or organization, or that may compromise the security for functioning of the Company’s systems. Do not use network or Internet access to make, distribute, or redistribute jokes, stories, or other material which is based on slurs or

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stereotypes relating to race, gender, ethnicity, nationality, religion, mental or physical disability or sexual orientation.

Directors, officers or employees who misuse Great Panther’s computers and software, e-mail, telephones, mobile devices, Internet and other electronic systems, may be disciplined up to and including termination.

Health, Safety & Substance Abuse

We embrace safety as one of our values and thereby undertake our business and other activities in safe and responsible ways. We are committed to making our work environment safe, secure and healthy for all employees and others surrounding our operations. There is both individual and collective accountability for safety. Great Panther complies with all applicable laws and regulations relating to safety and health in the workplace and we expect each employee to promote a positive working environment for all. You are required to consult and comply with all Great Panther rules regarding workplace conduct and safety. You should immediately report unsafe or hazardous conditions or materials, injuries and accidents connected with our business and any activity that compromises Great Panther's security to your supervisor. Additionally, we each have a responsibility to assist other employees and visitors to understand and conform to our safety procedures.

Great Panther has ZERO tolerance for any Director, officer or employee working under the influence of any substances that may potentially impair their judgement and risk their own safety or the safety of others. Further, there is ZERO tolerance for the use, possession or being under the influence of legal or illegal substances at any Great Panther worksites, places of business or while conducting business for or representing Great Panther in any other place or setting. Any involvement in such activities, including the use, possession or sale of illegal substances is cause for immediate dismissal. Employees are expected to exercise reasonable professional judgement when consuming legal impairment causing substances at all work-related events. Employees are required to abide by all company policies when performing work-related functions onsite or off-site. All threats or acts of physical violence or intimidation at the workplace or that may result in harm to the Company, are strictly prohibited.

Environment & Communities

We respect the environment and recognise our obligation to carry out our activities in responsible ways that support clean, safe and healthy environments. We are committed to the protection of life, health and the environment for present and future generations. We focus our efforts on achieving our business objectives while meeting our commitment to sustainable development. All parties working for Great Panther are required to incorporate this commitment into their planning and work actions.

We are committed to conducting our business responsibly with the communities in the areas in which we operate. We contribute to building productive, respectful and mutually beneficial partnerships with

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our hosting communities. Our community engagement and social investment programs are based on open and frequent communication with the members of our communities and promote long-term socioeconomic benefits. All social investment programs will be examined for legitimacy to ensure that they benefit the general community and not specific individuals or interests. Such programs will be structured and monitored to ensure that the benefits reach their intended recipients.

We expect all our Directors, officers and employees to reflect this commitment while working on behalf of Great Panther and to respect the environment, different cultures and the dignity and rights of individuals in all countries where we carry out our activities. Delivering on this commitment helps Great Panther to earn and maintain its social license to operate, which in turn helps the Company create sustainable value for all our stakeholders.

Employment Practices, Human Rights and Harassment.

Great Panther's employment decisions will be solely based on reasons related to our business, such as job performance, individual skills and talents, and other business-related factors. All hiring decisions must be made on the basis of skills and talent and any potential conflict of interest in a hiring decision must be avoided. Great Panther requires adherence to all national, provincial or other local employment laws. We do not tolerate unlawful or inappropriate workplace conduct, including discrimination, intimidation or harassment. We are committed to maintaining a positive workplace where all employees adhere to relevant human rights legislation and act ethically, honestly and treat all others we come in contact with during our work with dignity, fairness and respect. Any form of unlawful or inappropriate harassment or discrimination based on age, gender, race, color, religion, creed, national or ethnic origin, citizenship, linguistic or cultural background, marital or family status, sexual orientation or physical or mental disability, will not be tolerated. For more information, see Great Panther’s Human Rights Policy.

Great Panther will not discriminate against anyone as a result of the person having contracted the virus that causes Covid-19. Great Panther may, however, require persons who have contracted the virus that causes Covid-19, and others who have been exposed to them, to self-isolate, in accordance with medical advice.

Directors, officers and employees are required to acknowledge and abide by Great Panther’s Respectful Workplace, Policy.

We Provide Full, Fair, Accurate, Timely and Understandable Disclosure

We are committed to providing our shareholders and investors with reasonably detailed, fair, accurate, timely and understandable disclosure in the reports that we file with the United States Securities and Exchange Commission and with Canadian securities regulators. Directors, officers and employees

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involved in such activities shall comply with the Company’s applicable Disclosure Policy in addition to complying with the following general principles:

•	do not make any false or misleading statements or disclosures;
•	ensure that potentially negative information is given the same priority and prominence for disclosure as any good news;
•	ensure full and complete disclosure of Company information and prevent the selective disclosure of information (i.e. information provided to one party that has not been provided to the public);
•	ensure that public disclosure of financial and non-financial information is reported accurately and in a timely manner;
•	maintain books and records that accurately and fairly reflect our transactions and not make false or misleading entries in our books and records for any reason;
•	do not conceal or withhold any undisclosed information whether these require financial entries in the Company’s accounts or information which should be disseminated by news release;
•	ensure compliance with applicable accounting principles or standards;
•	notify our Chief Financial Officer or Business Ethics Officer if there is an unreported transaction or information that is misleading or inaccurate in our public disclosure, or information that is being withheld from public disclosure;
•	maintain a system of internal accounting controls that will provide reasonable assurances that all transactions are properly recorded;
•	prohibit the establishment of any undisclosed or unrecorded balances;
•	present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language in our periodic reports; and
•	do not communicate to the public any non-public information unless expressly authorized to do so.

Management Can Not Override Controls

No employee who exercises supervision or influence over another employee shall direct, request or encourage that other employee to do anything or omit to do anything, the doing of which or the omission of which is contrary to the Code, any other policy, procedure or rule of the Company or any applicable law. You are required to immediately report any situation in which any person attempts to direct, request or encourage you to violate the Code, or any other policy, procedure or rule of the Company or any applicable law.

It should be noted that not every instance in which a policy is overridden or an exception to policy is taken will constitute a breach of the Code. To ensure that any decision to depart from Company policy is not inconsistent with the Code, any manager or supervisor who directs another employee to disregard Company policy, procedure, or internal control will report the matter directly to the Business Ethics Officer together with a brief explanation as to why they took the view that the departure from policy

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was warranted in the circumstances. The Business Ethics Officer will maintain a log of all instances of override reported and provide a summary on a quarterly basis to the Audit Committee.

Examples of inappropriate management override include but are not limited to:

•	A manager requests that a payment be made to a vendor without the authorized approvals.
•	A manager instructs an employee to conduct unsafe acts.
•	A manager instructs an employee to act in violation of the environmental policies.
•	A manager disregards harassment or abuse (as outlined in the Company’s Respectful Workplace, Harassment, Bullying and Discrimination Policy) of another employee.
•	A manager requests that a significant journal entry is made or not made without basis or without adequate documentation.
•	A manager requests a vendor payment without a supporting invoice.
•	A manager makes unsupported allowances, judgments or estimates to manipulate earnings.
•	A manager does not disclose a potential conflict of interest before the Company enters into a business transaction with a related party.

We Comply with all Laws, Rules and Regulations

Great Panther is committed to maintaining the highest ethical and legal standards. We strive to comply with both the letter and spirit of applicable laws and regulations by which we are governed. We conduct our day-to-day business with our shareholders, employees, customers, representatives, suppliers, competitors, governments and the public in an honest and ethical manner. All illegal activities or illegal conduct by or on behalf of Great Panther are prohibited whether or not they are specifically identified in this Code. Where law does not govern a situation or where the law is unclear or conflicting, you should discuss the situation with your supervisor and management should seek advice from our Chief Financial Officer or Business Ethics Officer.

Bribery and Corrupt Practices

A person commits a bribe when he or she, in order to obtain or retain an advantage in the course of business, directly or indirectly gives, offers or agrees to give or offer a loan, reward, advantage or benefit of any kind to a public official or to any person for the benefit of a public official (a) as consideration for an act or omission by the official in connection with the performance of the official’s duties or functions; or (b) to induce the official to use his or her position to influence any acts or decisions of the jurisdiction or public organization for which the official performs duties or functions.

Great Panther strictly forbids anyone acting on their behalf from:

•	giving, or offering to give, a bribe;
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•	soliciting anything of value for themselves or for any other individual from anyone in return for any business, service or disclosure of confidential information; and
•	accepting anything of value from anyone other than Great Panther in connection with conducting Great Panther business, except as may specifically be permitted by the Code or applicable policies. Some specific examples of undue rewards that can constitute a bribe include cash, gifts, business opportunities or contracts, travel, entertainment and other expenses. Bribery and corruption laws are complex, and violations carry very significant penalties.

Great Panther makes no distinction between bribes and so-called “facilitation” payments, which are also strictly forbidden. An example of a facilitation payment is the payment of a relatively small amount to a low-level public official, which is not officially required, to enable or speed up a process which it is the official’s job to arrange. We also seek to ensure that our consultants, contractors and suppliers do not make facilitation payments on our behalf. If an employee is faced with coercion or threats to personal safety or that of family members, the employee should immediately contact his or her supervisor, a Human Resources representative or the Company’s Anti-Bribery Compliance Officer. Similarly, if the refusal to make a facilitation payment is an impediment to completing work or the business affairs of the Company, this should be discussed with the Company’s Anti-Bribery Compliance Officer. For more information , please see the Company’s Anti-Bribery Policy.

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) (collectively the “Acts”) make it a crime to give, or to offer to give, anything of value, directly or indirectly, to foreign public officials or foreign political candidates, or to any person for the benefit of a foreign public official, in order to obtain, retain or direct business, or influence a government decision. For more information , please see the Company’s Anti-Bribery Policy.

Political Activities

Great Panther acts in a responsible manner within the laws of the countries in which we operate in pursuit of our legitimate business objectives. Great Panther does not participate in political processes and does not make financial contributions or contributions in kind (e.g. properties, materials or services) to political parties, committees or their representatives, unless permitted by law, and approved in advance by the Business Ethics Officer. All political contributions will be reported annually to the Board of Directors.

At Great Panther, our Directors, officers, employees, and contractors may choose to become involved in political activities as long as they undertake these activities on their own behalf and personal time, and may on a personal level, contribute to any political party or candidate. Reimbursement by the Company is prohibited.

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General Compliance and Commitments

We will comply with all laws and governmental regulations that are applicable to our activities, including the rules promulgated by any stock exchange on which securities of Great Panther are listed, and expect all our Directors, officers and employees to obey the law. Specifically, we are committed to:

•	maintaining a safe and healthy work environment;
•	promoting a workplace that is free from discrimination or harassment based on race, colour, religion, sex, age, national or ethnic origin, disability or other factors that are unrelated to Great Panther's legitimate business interests;
•	supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;
•	conducting our activities in full compliance with all applicable environmental laws;
•	keeping the political activities of our Directors, officers and employees separate from our business;
•	prohibiting any illegal payments, gifts or gratuities to any government officials or political party;
•	prohibiting the unauthorized use, reproduction or distribution of any third party's trade secrets, copyrighted information or confidential information;
•	prohibiting the sale or export, either directly or through our representatives, of our products to countries where goods such as ours may not be sold; and
•	complying with all applicable securities laws.

Insider Trading or Tipping

Our Directors, officers and employees are prohibited from trading our securities while in possession of material, non-public (inside) information about Great Panther.

Great Panther encourages all employees to become shareholders on a long-term investment basis. However, management, employees, Directors and others, from time to time, may become aware of corporate developments or plans which may affect the value of Great Panther's shares (“inside information”) before these developments or plans are made public. Using such inside information to one’s advantage or divulging such information to others so that they may do so is strictly prohibited as it violates this Code and the law. Blackout periods may be imposed and during this time, all Great Panther employees, officers and Directors are prohibited from buying or selling Great Panther's securities. In order to avoid civil and criminal insider trading violations, Great Panther has established a Disclosure Policy. Our Directors, officers and employees are required to acknowledge and abide by the Disclosure Policy and to sign a Compliance Certificate annually.

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Reporting and Effect of Violations

Compliance with this Code is, first and foremost, the individual responsibility of every Director, officer, employee and contractor. We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution. It is our responsibility to provide a system of reporting and access when you wish to report a suspected violation, or to seek counseling, and the normal chain of command cannot, for whatever reason, be used.

Administration

Our Board of Directors has established the standards of business conduct contained in this Code and Great Panther’s Directors are responsible for overseeing compliance with this Code. Additionally, the Audit Committee Chair, who is an independent Director, serves as the Business Ethics Officer to help the Board ensure adherence to the Code. While serving in this capacity, the Business Ethics Officer reports directly to the Board of Directors.

Training on this Code will be included in the orientation of new employees and provided to existing Directors, officers and employees on an on-going basis. To ensure familiarity with the Code, Directors, officers and employees will be asked to read the Code and sign a Compliance Certificate annually.

Reporting Violations and Questions

Directors, officers and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or this Code to their supervisor, their Human Resources representative, the Chief Financial Officer or the Business Ethics Officer as soon as practicable upon becoming aware of the known or suspected violation. Additionally, Directors, officers, and employees may contact the Business Ethics Officer with a question or concern about this Code or a business practice. Any questions or violation reports will be addressed immediately and seriously and can be made anonymously. If you feel uncomfortable reporting suspected violations to these individuals, you may report matters through Great Panther's Whistleblower Integrity Line. Integrity Counts is an independent, third party supplier that has been selected to provide a confidential and anonymous communication channel for submitting your reports. The address and telephone number for the Business Ethics Officer and alternative reporting channels are listed below. Questions or violation reports can be submitted in English, Spanish or Portuguese.

We will not allow any retaliation against a Director, officer or employee who acts in good faith in reporting any violation.

Issues that we want to hear from you about include, but are not limited to:

Potential violations, not being attended to adequately by management, of any of the following:

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•	any law, regulation, rule or Great Panther policy or practice;
•	our Code of Business Conduct & Ethics;
•	accounting standards, internal accounting controls or auditing matters; and
•	environmental, social, occupational, health and safety policies and legislation.

Workplace concerns:

•	harassment or other inappropriate workplace conduct;
•	unsafe work practices;
•	misuse or misappropriation of Company property; and
•	bribery, corruption or accepting of undisclosed and unauthorized benefits.

Financial:

•	fraudulent activities or theft; and
•	coercion of Great Panther's external auditors or any attempt to improperly affect our financial statements or financial reporting practices.

Employees are encouraged to discuss concerns they have with their supervisors or Human Resources. Those who regularly work for or interact with Great Panther should report concerns to their primary contact at the Company.

If, for any reason, these channels are not appropriate, concerns can be reported directly through any of the following alternative channels set out below under “Reporting Contacts”. All reports are confidential and requests for anonymity will be honoured. Please ensure that anonymous reports contain sufficient detail for investigation. Great Panther takes very seriously all reports that are received and therefore expects you to use this process with care, responsibility and in good faith.

If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.
•	Ask yourself: What specifically am I being asked to do, and does it seem unethical or improper? Use your judgment and common sense - if uncertain, seek guidance.
•	Discuss the problem with your supervisor, department head or Human Resources.
•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected.
•	Great Panther does not permit retaliation of any kind against employees for good faith reports of ethical violations.
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Reporting Contacts

Mail

Great Panther Mining Limited c/o Business Ethics Officer

Attn: Audit Committee Chair

1330 - 200 Granville Street

Vancouver, British Columbia

V6C 1S4 Canada

CONFIDENTIAL

Or to the Integrity Counts confidential post office box:

PO Box 91880
West Vancouver, British Columbia
V7V 4S4 Canada

Email

greatpanther@integritycounts.ca

Online

www.integritycounts.ca/org/greatpanther

Toll Free Integrity Lines

Canada: 1-866-921-6714

Mexico: 001-800-514-8714

Peru: (collect call) 001-604-922-5953

Brazil: 0-800-761-1959

Reports submitted online or by phone through the Integrity Lines are received by an independent service provider and then forwarded on a confidential and anonymous basis (except where prohibited by law) to the Business Ethics Officer at the Vancouver headquarters.

Whistleblower Protection

Retaliation against individuals (whether employees, contractors or other third parties) who report violations of this Code will not be tolerated. Every supervisor has the responsibility to create an environment in which employees can raise business conduct concerns or violations under this Code without fear of retaliation.

No adverse action will be taken against individuals making a good faith report of a business conduct concern or violation under this Code, whether or not the report ultimately proves to be well founded. Good faith does not mean that the individual reporting the concern or violation has to be right; but it

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does mean that the individual believes he/she is providing truthful and accurate information to resolve an issue otherwise not being attended adequately.

On the other hand, we will not tolerate reports that are not made in good faith, such as reports intentionally providing false information or made maliciously to harm the Company or another employee or contractor. Disciplinary action, up to and including termination of employment or services, may be taken against an employee or contractor knowingly making false reports.

Individuals are strongly encouraged to report business conduct concerns or violations of this Code to either their supervisor or Human Resources representative, to an officer, to the Business Ethics Officer, or to the Whistleblower channels (i.e. the Integrity Line). Any individual who is concerned about retaliation or has experienced retaliation should contact the Integrity Line immediately.

Investigations

Our Business Ethics Officer will ensure proper investigation of any reported violations and will determine an appropriate response, including corrective action and preventative measures, in consultation with the Chief Executive Officer and Chief Financial Officer and other parties such as the Audit Committee, when required. All reports will be treated confidentially to the extent permitted by the law. All efforts will be made to ensure that the report and the identity of the reporter are only known to those directly involved in the assessment of the investigation.

Consequences of a Violation

Directors, officers and employees that violate any laws, governmental regulations or this Code will face appropriate, case-specific disciplinary action, which may include reprimand, suspension without pay, demotion or immediate discharge.

Waivers and Amendments

Only the Board of Directors or the Audit Committee may waive application of or amend any provision of this Code. A request for such a waiver should be submitted in writing to the Board of Directors, Attention: Business Ethics Officer, for its consideration.

Great Panther will promptly disclose all substantive amendments to the Code, as well as all waivers of the Code granted to Directors or officers in accordance with applicable laws and regulations.

Last updated and approved by the Board of Directors on November 3, 2021 (previously on October 29, 2019).

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